SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         ) *

Huttig Building Products, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

448451-10-4

(CUSIP Number)

December 17, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448451-10-4	13G	Page 2 of 7 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arnold B. Siemer and Andrew F. Bohutinsky are filing this Schedule 13G as a group.
(2)	Check the appropriate box if member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,716,400
(6) Shared voting power -0-
(7) Sole dispositive power 1,716,400
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 1,716,400
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable
(11)	Percent of class represented by amount in Row 9 6.9%
(12)	Type of reporting person (see instructions) IN

Item 1(a). Name of Issuer.

Huttig Building Products, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices.

555 Maryville University Drive

Suite 400

St. Louis, Missouri 63141

Item 2(a). Name of Person Filing.

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Arnold B. Siemer and Andrew F. Bohutinsky are filing this Schedule 13G as a group.

Item 2(b). Address of Principal Business Office or, if None, Residence.

Arnold B. Siemer

7795 Walton Parkway, Suite 175

New Albany, Ohio 43054

Andrew F. Bohutinsky

7795 Walton Parkway, Suite 175

New Albany, Ohio 43054

Item 2(c). Citizenship.

United States

Item 2(d). Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e). CUSIP Number.

448451-10-4

Page 3 of 7 Pages

Item 3.

Not Applicable

Item 4. Ownership.

(a)	Amount beneficially owned: 1,716,400 shares as of December 27, 2012 (1)

(b)	Percent of class: 6.9% as of December 27, 2012 (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,716,400 as of December 27, 2012 (1)

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

1,716,400 as of December 27, 2012 (1)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)	The following information is provided as of December 27, 2012. As of such date, 1,280,000 of such shares are beneficially owned by Arnold B. Siemer and 436,400 of such shares are beneficially owned by Andrew F. Bohutinsky (301,400 individually and 135,000 through an individual retirement account). Each of the undersigned disclaims beneficial ownership of shares owned by the other member of the group and this filing shall not be an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any such shares of the other undersigned.

Page 4 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.             ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

In lieu of a separate exhibit, please see Item 2(a).

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*

Dated: December 27, 2012

/s/ Arnold B. Siemer
Arnold B. Siemer
individually

/s/ Andrew F. Bohutinsky
Andrew F. Bohutinsky
individually

*	In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, this Schedule 13G is filed with the Securities and Exchange Commission on behalf of the above listed parties pursuant to an agreement among the above listed parties, which is attached hereto as EXHIBIT A.

Page 6 of 7 Pages

EXHIBIT A

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated: December 27, 2012

/s/ Arnold B. Siemer
Arnold B. Siemer
individually

/s/ Andrew F. Bohutinsky
Andrew F. Bohutinsky
individually

Page 7 of 7 Pages